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                                                                     Page 1 of 4

                                  SCHEDULE 13 D

             Under the United States Securities Exchange Act of 1934
                                (Amendment No. 2)

Name of Issuer:   WorldPages.com, Inc.

Title of Class of Securities:       Common Stock, par value $.0001 per share

CUSIP Number:      981922 10 7

Name, Address, Telephone Number of Person Authorized to Receive Notices and
Communications: Richard O'Neal, 6801 Gaylord Parkway, Suite 300, Frisco, TX 75034; (972) 731-6600

Date of Event which Requires Filing of this Statement:        April 26, 2001

CUSIP No.:        981922 10 7

1. Name of Reporting Persons. IRS Identification Nos. of above persons (entities only):

         Richard O'Neal

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         a)       Yes
         b)       N/A

3.  SEC Use Only.

4.  Source of Funds (See Instructions):      PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

         N/A

6.  Citizenship or Place of Organization:    United States

7.  Sole Voting Power:      5,039,488

8.  Shared Voting Power:    5,241,632

9.  Sole Dispositive Power: 5,039,488

10. Shared Dispositive Power:       0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     5,039,488

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:        X

13. Percent of Class Represented by Amount in Row 11:         10.7%

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                                                                     Page 2 of 4

14. Type of Reporting Person (See Instructions):     IN

ITEM 1.  SECURITY AND ISSUER:

         This Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock") of WorldPages.com, Inc. (formerly Advanced Communications Group, Inc.), a Delaware corporation ("WPZ"). The principal executive offices of WPZ are located at 6801 Gaylord Parkway, Suite 300, Frisco, TX 75034.

ITEM 2. IDENTITY & BACKGROUND

         (a)  NAME:

          Richard O'Neal.

         (b)  BUSINESS ADDRESS:

         6801 Gaylord Parkway, Suite 300, Frisco, TX 75034

         (c)  OCCUPATION

         Richard O'Neal is Chairman of WPZ. WPZ's address is 6801 Gaylord Parkway, Suite 300, Frisco, TX 75034.

         (d)  AND (e)

         During the past five years, Richard O'Neal has not been convicted in a criminal proceeding (excluding traffic violations) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoing future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) CITIZENSHIP.

         Richard O'Neal is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Richard O'Neal previously reported ownership of 4,839,168 shares of Common Stock of WPZ. Richard O'Neal has acquired additional shares of Common Stock of WPZ reported in this filing as follows:

         (a) 500,000 shares of Common Stock of WPZ were purchased on the open market during the period of May, 2000 through November, 2000, at the then-current fair market value with personal funds; and

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                                                                     Page 3 of 4

         (b) Pursuant to that certain Voting Agreement dated April 26, 2001, by and among Richard O'Neal, George Anderson, Robert Flynn and David M. Mitchell (collectively referred to as the "Stockholders"), WorldPages Merger Subsidiary, Inc. ("Merger Sub"), and WorldPages.com, Inc. (the "Company") ("Voting Agreement"), Mr. O'Neal acquired shared voting power with respect to an additional 202,144 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

         Mr. O'Neal acquired the shares referenced in Item 3(a) for investment purposes.

         Mr. O'Neal acquired shared voting power with respect to the shares referenced in Item 3(b) pursuant to the terms of the Voting Agreement whereby the Stockholders agreed to vote their shares in favor of the merger agreement by and between Merger Sub and the Company, and related transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) As of April 26, 2001, Richard O'Neal owned beneficially 5,039,488 shares of Common Stock, which represents 10.7% of the class based upon 47,030,000 shares of Common Stock that WPZ reported as outstanding. He owns warrants and options to purchase 957,059 additional shares of Common Stock.

         (a)(ii) As of April 26, 2001, the other Stockholders owned an aggregate of 202,144 shares of Common Stock which represents 0.4% of the class based upon 47,030,000 shares of Common Stock that WPZ reported as outstanding. The other Stockholders collectively own warrants and options to purchase an aggregate of 130,000 additional shares of Common Stock.

         (b)(i) Richard O'Neal has shared voting power and sole dispositive power with respect to the shares, warrants and options described in Item 5(a)(i).

         (b)(ii) The other Stockholders have shared voting power and sole dispositive power with respect to the shares, warrants and options described in
Item 5(a)(ii).

         (c) The transactions described in paragraphs (a) and (b) in Item 3, above, were effected since the most recent filing of Schedule 13D. See Item 3 for a description of such transactions.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Voting Agreement described in Items 3(b) and 4.

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                                                                     Page 4 of 4

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         The Voting Agreement described in Items 3(b) and 4 is attached hereto as Exhibit A and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2001                                      /s/ Richard O'Neal
                                                     --------------------------
                                                     Richard O'Neal

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                                   EXHIBIT A

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                                                                  EXECUTION COPY

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of April 26, 2001 (this "AGREEMENT"), by and among WorldPages Merger Subsidiary, Inc., a Delaware corporation ("MERGER SUB"), and WorldPages.com, Inc., a Delaware corporation (the "COMPANY"), and each of the officers and directors of the Company listed on
Schedule 2(c) attached hereto (each, a "STOCKHOLDER" and collectively, the "STOCKHOLDERS").

                                    RECITALS

                  Merger Sub, TransWestern Publishing Company, LLC, a Delaware limited liability company ("PARENT"), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the "MERGER AGREEMENT"), providing for the merger of Merger Sub with and into the Company, in which the Company will be the surviving entity, upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement as entered into on the date hereof.

                  As of the date hereof, the Stockholders are the record and beneficial owners of an aggregate of 5,241,632 shares of Company Common Stock (the "EXISTING SHARES" and, together with any shares of Company Common Stock acquired by the Stockholder after the date hereof, whether upon the exercise of warrants, options or rights, the conversion or exchange of any Existing Shares or convertible or exchangeable securities or by means of purchase, dividend, distribution or otherwise, the "SUBJECT SHARES"). As of the date hereof, the Existing Shares represent 11.8% of the Company Common Stock.

                  As an inducement and a condition to entering into the Merger Agreement, Merger Sub has required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

                  The Stockholders and Merger Sub desire to set forth their agreement with respect to the voting of the Subject Shares in connection with the Merger Agreement and the transactions contemplated hereby and thereby (the "TRANSACTIONS") upon the terms and subject to the conditions set forth herein.

                                        1
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                                    AGREEMENT

         To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

         1. COVENANTS OF THE STOCKHOLDERS. Until the termination of this Agreement in accordance with Section 5, the Stockholders agree as follows:

         (a) AGREEMENT TO VOTE. At any meeting of stockholders of the Company called for the approval of the Merger Agreement or the Transactions, however called, or at any adjournment thereof, or in connection with any written consent of the holders of shares of Company Common Stock, or in any other circumstances in which any Stockholder is entitled to vote, consent or give any other approval with respect to the Merger Agreement or the Transactions, such Stockholder shall vote (or cause to be voted) the Subject Shares, to the extent they are voting shares, under his or its control in the manner directed by Merger Sub at its sole discretion with respect to adoption and approval of the Merger Agreement or the Transactions and the approval of the terms thereof and each of the other actions contemplated by this Agreement or the Merger Agreement and any amendments hereto or thereto; and

         At any meeting of stockholders of the Company, however called, or at any adjournment thereof, or in connection with any written consent of the holders of shares of Company Common Stock or in any other circumstances in which any Stockholder is entitled to vote, consent or give any other approval in its capacity as stockholder, except as otherwise agreed to in writing in advance by Merger Sub, such Stockholder shall vote (or cause to be voted), to the extent they are voting shares, the Subject Shares against the following actions:

                  (i) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholders hereunder; or

                  (ii) any action or agreement that could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the Merger and/or the other Transactions, including, but not limited to (and whether in one transaction or series of transactions): (A) the adoption by the Company of a proposal regarding (1) any Acquisition Proposal, (2) any other acquisition of the Company by merger, tender offer, recapitalization or otherwise by any person other than Merger Sub or any designee thereof (a "THIRD PARTY"), or any other merger, combination or similar transaction with any Third Party; (3) any other acquisition by a Third Party of 1% or more of the assets of the Company and its subsidiaries, taken as a whole (whether by the acquisition of assets or securities of, or any merger, consolidation or other business combination involving, the Company or any of its subsidiaries); (4) any other acquisition by a Third Party of 1% or more of the outstanding shares of Company Common Stock, or (5) any other repurchase by the Company and/or any of its subsidiaries of 1% or more of the outstanding shares of Company Common Stock; (B) any amendment of the

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Company's Articles of Incorporation or By-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction could in any manner reasonably be expected to impede, prevent or nullify the Merger, the Merger Agreement or the Transactions, or change in any manner the rights and privileges, including, without limitation, voting rights of any class of the Company's capital stock; (C) any change in the management or board of directors of the Company that could in any manner reasonably be expected to impede, prevent or nullify the Merger, the Merger Agreement or the Transactions; (D) any change in the present capitalization or dividend policy of the Company; or (E) any other change in the Company's corporate structure or business. Each Stockholder, in its capacity as a stockholder of the Company, further agrees not to commit or agree to take any action inconsistent with the foregoing agreements.

         (B) PROXIES. AS SECURITY FOR THE AGREEMENTS OF THE STOCKHOLDERS PROVIDED FOR HEREIN, EACH STOCKHOLDER HEREBY GRANTS TO MERGER SUB AN IRREVOCABLE PROXY (EACH, A "PROXY", AND COLLECTIVELY, THE "PROXIES") IN THE FORM OF EXHIBIT A ATTACHED HERETO.

         (c) TRANSFER RESTRICTIONS. Each Stockholder agrees not to (i) sell, transfer, tender pursuant to a tender offer, pledge, encumber, assign or otherwise dispose of or hypothecate (including by gift or by contribution or distribution to any trust or similar instrument or to any beneficiaries of such Stockholder), other than the pledges existing as of the date hereof and described on Schedule 1(c) ("PERMITTED PLEDGES"), (collectively, "TRANSFER"), or enter into any contract, option or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of any of the Subject Shares other than pursuant to Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to the Subject Shares, whether by proxy, voting agreement or otherwise, or (iii) take any action that could reasonably be expected to make any of such Stockholder's representations or warranties contained herein untrue or incorrect or could reasonably be expected to have the effect of preventing or disabling such Stockholder from performing any of its obligations hereunder.

         (d) STOP TRANSFER. Each Stockholder hereby authorizes and requests the Company and its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting of the Subject Shares). Each Stockholder agrees with, and covenants to, Merger Sub that such Stockholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such Transfer is made in compliance with this Agreement and the Merger Agreement. In the event of a stock dividend or distribution, or any change in the shares of Company Common Stock by reason of any stock dividend or distribution, or any change in the shares of Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Subject Shares" shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and

                                       3

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distributions and any shares into which or for which any or all of the Subject
Shares may be changed or exchanged.

         (e) OUT OF THE MONEY OPTIONS. Each Stockholder acknowledges and consents to the termination and cancellation as of the Effective Date of the Merger of all "Out of the Money Options" held by such Stockholder or its Affiliates.

         (f) APPRAISAL RIGHTS. EACH STOCKHOLDER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS WHICH THEY MAY HAVE AS TO APPRAISAL, DISSENT OR ANY SIMILAR OR RELATED MATTER WITH RESPECT TO THE MERGER OR THE OTHER TRANSACTIONS.

         2. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER. Each Stockholder hereby represents and warrants to Merger Sub as of the date hereof as follows:

         (a) AUTHORIZATION AND NON-CONTRAVENTION. Such Stockholder has the right, power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the Proxy by such Stockholder and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of such Stockholder. This Agreement and the Proxy have each been duly executed and delivered by such Stockholder and each constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to general principles of equity and as may be limited by bankruptcy, insolvency, moratorium, or similar laws affecting creditors' rights generally. The execution and delivery of this Agreement by such Stockholder does not, and the consummation by such Stockholder of the transactions contemplated hereby will not result in a violation or any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party, except for any such breaches or defaults which would not materially impair the ability of such Stockholder to consummate the transactions contemplated hereby.

         (b) REQUIRED FILINGS AND CONSENTS. The execution and delivery of this Agreement by such Stockholder does not, and the consummation by such Stockholder of the transactions contemplated hereby will not, require any consent, approval, authorization or permit of, or filing with or notification to, any government or subdivision thereof, or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational, except for applicable requirements, if any, of federal and state securities laws.

         (c) SHARES. The Existing Shares of such Stockholder are, and the Subject Shares of such Stockholder as of the Effective Time will be, owned beneficially and of record by such Stockholder. The Existing Shares and all warrants, options or other rights to acquire any shares of Company Common Stock (including the applicable exercise price) owned, of record or beneficially, by such

                                       4

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Stockholder are set forth opposite such Stockholder's name on SCHEDULE 2(c)
attached hereto. The Existing Shares of such Stockholder constitute all of the shares of Company Common Stock owned of record or beneficially by such Stockholder as of the date hereof. All of the Existing Shares of such Stockholder are issued and outstanding and, except as set forth on SCHEDULE 2(c) attached hereto, such Stockholder does not own, of record or beneficially, any warrants, options or other rights to acquire any shares of Company Common Stock. Such Stockholder has sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Section 1 hereof (subject to the terms of the Permitted Pledges), sole power to demand appraisal rights (to the extent such rights are available) and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares of such Stockholder, and will have sole voting power, sole power of disposition (subject to the Permitted Pledges), sole power to issue instructions with respect to the matters set forth in Section 1 hereof, sole power to demand appraisal rights (to the extent such rights are available) and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Subject Shares, to the extent they are voting shares, of such Stockholder as of the Effective Time, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. Such Stockholder has good and valid title to the Existing Shares of such Stockholder and at all times during the term hereof and on the Effective Time will have good and valid title to the Subject Shares of such Stockholder, in each case, free and clear of all Liens, subject to the terms of the Permitted Pledges, except pursuant to this Agreement.

         (d) NO FINDER'S FEES. No broker, investment banker, financial advisor or other person is entitled to any broker's finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         3. FURTHER ASSURANCES. From time to time prior to the Effective Time, at Merger Sub's request and cost and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further lawful action of a ministerial nature as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         4. ADDITIONAL COVENANTS OF THE STOCKHOLDERS.

         (a) FILINGS. Each Stockholder shall furnish to Merger Sub for no additional consideration and the Merger Sub's cost all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by the Merger Agreement.

         (b) PUBLIC ANNOUNCEMENTS. Each Stockholder shall consult with Merger Sub before issuing (and give one another a reasonable opportunity to comment on) any press release or otherwise making any public statements with respect to this Agreement, the Merger Agreement or

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any of the Transactions. Prior to the Closing, no Stockholder shall issue any such press release or make any such public statement without the prior consent of Merger Sub, except as may be required by Law and, in such case, shall use reasonable efforts to consult with Merger Sub prior to such release or statement being issued.

         (c) NO ADDITIONAL SHARES. Each Stockholder covenants that, except for shares of Company Common Stock issuable upon conversion or exercise of warrants, options or other rights to acquire shares of Company Common Stock as set forth on SCHEDULE 2(c) attached hereto, after the date hereof, such stockholder shall not purchase or acquire from, or otherwise vote to approve the issuance by, the Company of any additional shares of Company Common Stock.

         (d) GENERAL RELEASE. As an inducement to and in consideration of Merger Sub and Parent entering into the Merger Agreement, each Stockholder hereby releases and forever discharges each of the Company, its directors, officers, agents, representatives and employees (each, a "Released Person") from any and all claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys' fees, liabilities of whatever kind or nature in law or equity, by statute or otherwise whether now known or unknown, vested or contingent, suspected or unsuspected, which have existed or may have existed, or which do exist or may exist in the future ("CLAIMS"), of any kind, except the Claims released hereunder shall not include (x) Claims to the extent arising out of actions taken or omissions made fraudulently or in bad faith by such Released Person which may arise or have arisen for any reason whatsoever, including but not limited to any Claim arising in connection with any transaction contemplated under the Merger Agreement and any related documents thereto and (y) any Claim the undersigned is permitted to make for indemnification pursuant to Section 7.7 of the Merger Agreement. By consenting to this Agreement, each Stockholder hereby acknowledges that it intends that this Agreement shall be an effective bar to each and every one of the Claims herein mentioned or implied above. Each Stockholder expressly consents that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Claims), if any, as well as those relating to any other Claims herein mentioned or implied above. Further, each Stockholder agrees that in the event that it should bring a Claim in which it seeks damages against the Company (or, its stockholders and/or directors as the case may be), or in the event that it seeks to recover against the Company (or its stockholders and/or directors as the case may be), in any Claim brought by a governmental agency on your behalf, this Agreement shall serve as a complete defense to such Claims.

         5. TERMINATION. This Agreement (other than Section 6 hereof) shall terminate, and no party shall have any rights or obligations hereunder and this Agreement shall become null and void and have no further effect upon the earliest to occur of (a) the Effective Time, (b) Parent or Merger Sub's termination of the Merger Agreement pursuant to Section 9.1 thereof, (c) Parent or Merger Sub's consent in writing to the termination of this Agreement, (d) upon termination of the Merger Agreement by WPZ pursuant to Section 9.1(i), if but only if WPZ has made the payments to Parent and Merger Sub required to be made by Sections 9.3 and 10.9 thereof in connection therewith, (e) upon termination of the Merger Agreement by WPZ under Sections 9.1(b), (c), (d)(ii), (g) or (h), if but only if WPZ has made the payments to Parent and Merger Sub to the extent required to be made by Sections
9.3 and 10.9 thereof in connection therewith. Nothing in this Section 5 shall relieve any party of liability for breach of this Agreement or (f) in the event that the Merger Consideration is less than $3.00 per share.

         6.  General Provisions.

         (a) AMENDMENT. This Agreement may not be amended except by an instrument in writing signed by the party to be charged therewith.

         (b) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice):

                  (i)      if to Merger Sub:

                           WorldPages Merger Subsidiary, Inc.
                           c/o TransWestern Publishing Company, LLC
                           8344 Clairemont Mesa Blvd.
                           San Diego, California 92111
                           Attn:    Laurence H. Bloch
                                    Ricardo Puente

                           with copies (which shall not constitute notice) to:

                           Kirkland & Ellis
                           200 East Randolph
                           Chicago, IL  60601
                           Telecopy:      (312) 861-2200
                           Attention:     William S. Kirsch, P.C.

                  (ii) if to any Stockholder to the address set forth for such Stockholder on SCHEDULE 2(c), with a copy (which shall not constitute notice) to:

                           Swidler Berlin Shereff Friedman, LLP
                           The Chrysler Building
                           405 Lexington Avenue

                           New York, New York 1017
                           Telecopy:      (212) 971-0111
                           Attention:     Richard A. Goldberg

         (c) INTERPRETATION. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first written above.

         (d) COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         (e) ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement and other Agreements executed as of the date hereof by Merger Sub constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

         (f) SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible. Notwithstanding any provisions herein which may be construed to the contrary, any action by one Stockholder shall not prejudice the rights or obligations of any other Stockholder hereunder.

         (g) ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in Merger Sub's sole discretion, any or all of its rights, interests and obligations hereunder to any affiliate of Merger Sub. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors, heirs, agents, representatives, trust beneficiaries, attorneys, affiliates and associates and all of their respective predecessors, successors, permitted assigns, heirs, executors and administrators.

         (h)      ENFORCEMENT; GOVERNING LAW; WAIVER OF JURY TRIAL.

                  (i) The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

                  (ii) The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of New York (excluding any conflict of law rule or principle that would refer to the laws of another jurisdiction). EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING HEREUNDER.

                             *    *    *    *    *

         IN WITNESS WHEREOF, Merger Sub and the Stockholders have caused this Agreement to be executed as of the date first written above.


                                             /s/ George Anderson
                                       ----------------------------------
                                       George Anderson

                                             /s/ Rod K. Cutsinger
                                       ----------------------------------
                                       Rod K. Cutsinger

                                             /s/ Robert Flynn
                                       ----------------------------------
                                       Robert Flynn

                                             /s/ Wilmot Matthews
                                       ----------------------------------
                                       Wilmot Matthews

                                             /s/ David M. Mitchell
                                       ----------------------------------
                                       David M. Mitchell

                                             /s/ Richard O'Neal
                                       ----------------------------------
                                       Richard O'Neal

                                             /s/ Stephen Lister
                                       ----------------------------------
                                       Stephen Lister

                                IRREVOCABLE PROXY

                  By its execution hereof, and in order to secure its obligations under the Voting Agreement (the "Agreement") of even date herewith among the undersigned, the other stockholders of WorldPages.com, Inc. (the "Company") party to the Agreement and WorldPages Merger Subsidiary, Inc., a Delaware corporation ("Merger Sub"), the undersigned hereby irrevocably constitutes and appoints Merger Sub and its successors and assigns, with full power of substitution and resubstitution, from the date hereof to the termination of the Agreement, as the undersigned's true and lawful attorney and proxy (its "Proxy"), for and in the undersigned's name, place and stead, to vote each of the shares of capital stock of the Company of the undersigned as undersigned's Proxy at every annual, special or adjourned meeting of stockholders of the Company, and to sign on behalf of the undersigned (as a stockholder of the Company) any ballot, proxy, consent, certificate or other document relating to the Company that law permits or requires, in a manner consistent with the Agreement. This Proxy is coupled with an interest, and the undersigned intends this Proxy to be irrevocable to the fullest extent permitted by law. The undersigned hereby revokes any proxy previously granted by the undersigned with respect to any shares of capital stock of the Company. The undersigned shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Merger Sub, or any of its nominees, the power to carry out and give effect to the provisions of this Proxy.

                  IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy this 26th day of April, 2001.



                                    By: /s/ Richard O'Neal
                                       ----------------------------------
                                       Name: Richard O'Neal

                                  SCHEDULE 1(c)

David M. Mitchell has pledged 180,429 shares of his WorldPages.com, Inc. common stock to American Bank of Texas, N.A.

                                  SCHEDULE 2(c)

Name of Stockholder                Existing Shares Owned By    Options/Warrants Owned        Exercise Price of
                                   Stockholder                 by Stockholder                Options/Warrants
George Anderson                       16,000                    90,000
Robert Flynn                                                    20,000

David M. Mitchell                    186,144                    20,000
Richard O'Neal                     5,039,488                   957,059